UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

August 1, 2024

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

Building 5, Croxley Park, Hatters Lane,

Watford, England, WD18 8YE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          Form 40-F __

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1. Press release entitled “Smith+Nephew Second Quarter and First Half 2024 Results”, dated August 1, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: August 1, 2024	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary

Smith+Nephew Second Quarter and First Half 2024 Results

12-Point Plan driving first half revenue growth, trading margin expansion and stronger cash flow. Full year guidance unchanged

1 August 2024

Smith+Nephew (LSE:SN, NYSE:SNN), the global medical technology company, reports results for the second quarter and first half ended 29 June 2024:

	29 June	1 July	Reported	Underlying
	2024	2023	growth	growth
	$m	$m	%	%
Second Quarter Results[1,2]
Revenue	1,441	1,379	4.6	5.6

Half Year Results[1,2]
Revenue	2,827	2,734	3.4	4.3
Operating profit	328	275	19.5
Operating profit margin (%)	11.6	10.0
EPS (cents)	24.5	19.7	24.6

Trading profit	471	417	12.8
Trading profit margin (%)	16.7	15.3
EPSA (cents)	37.6	34.9	7.7

Q2 Trading Highlights1,2

●	Q2 revenue of $1,441 million (Q2 2023: $1,379 million), up 5.6% (4.6% on a reported basis including -100bps FX headwind)
●	Orthopaedics revenue up 5.8% (4.9% reported), with good growth across Hip and Knee Implants outside the US, Other Reconstruction and Trauma & Extremities; further progress in addressing performance in US Hip and Knee Implants
●	Sports Medicine & ENT up 7.6% (6.3% reported), with strong growth across all segments; continued headwind from China sports medicine VBP
●	Advanced Wound Management up 3.3% (2.3% reported), returning to growth with all segments contributing

H1 Highlights1,2

●	H1 revenue of $2,827 million (H1 2023: $2,734 million), up 4.3% (3.4% on a reported basis including -90bps FX headwind)
●	Operating profit of $328 million (H1 2023: $275 million), up 19.5% reported
●	Trading profit up 12.8% to $471 million (H1 2023: $417 million)
●	Trading profit margin expansion to 16.7% (H1 2023: 15.3%), around the top of our guided range, reflecting positive operating leverage and 12-Point Plan benefits
●	Cash generated from operations $368 million (H1 2023: $215 million)
●	Significant improvement in trading cash flow conversion at 60% (H1 2023: 26%), trading cash flow increased to $284 million (H1 2023: $110 million)
●	Adjusted earnings per share (‘EPSA’) up 7.7% to 37.6¢ (H1 2023: 34.9¢). Basic earnings per share (‘EPS’) was 24.5¢ (H1 2023: 19.7¢)
●	Interim dividend of 14.4¢, in line with prior year

Outlook1,2

●	2024 guidance unchanged: underlying revenue growth expected in the range of 5.0% to 6.0% (4.4% to 5.4% reported), and trading profit margin expected to be at least 18.0%
●	Midterm targets unchanged

Strategic Highlights1,2

●	12-Point Plan benefits driving improved financial performance:
o	Orthopaedics turnaround delivering strong results across Trauma & Extremities, Other Reconstruction and Hip and Knee Implants outside of the US. Performance from Hip and Knee Implants in the US expected to improve through the second half of 2024
o	Productivity improvements supporting trading margin expansion; further savings identified
o	Advanced Wound Management and Sports Medicine & ENT on track for another year of strong growth
●	Sustained high cadence of new product launches to drive future higher growth

Deepak Nath, Chief Executive Officer, said:

“Today’s results are further evidence of the good progress we are making transforming Smith+Nephew into a higher growth and more profitable business.

“Across the majority of Orthopaedics, which was our underperforming business unit, we are now consistently achieving growth rates well above historical levels. The methods we employed in achieving these successes give me confidence that we will also turn around US Hip and Knee Implants and we expect to see a step up through the second half of the year.

“Our investment in innovation continues to deliver. In the first half of 2024, we delivered several major launches and product enhancements. For example, we continued to expand our CORI◊ Surgical System, which is now a recognised leader in robotics-assisted surgery. We also achieved full commercial launch of our AETOS◊ Shoulder System, addressing one of the fastest growing segments in Orthopaedics, and US regulatory approval for our new CATALYSTEM◊ Hip System.

“Our progress is also showing through in our double-digit trading profit growth and margin expansion, driven by positive operating leverage and efficiency initiatives. I am pleased to see this profit growth translate into cash flow, with our first-half trading cash flow up more than 150% year-on-year.

“Our guidance for the full year remains unchanged. There is still more work to be done and we expect to see further progress in the second half of the year.”

Analyst conference call

An analyst conference call to discuss Smith+Nephew’s second quarter and first half results will be held today at 8.30am BST / 3.30am EDT, details of which are available on the Smith+Nephew website at https://www.smith-nephew.com/en/who-we-are/investors.

Enquiries

Investors
Andrew Swift	+44 (0) 1923 477433
Smith+Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith+Nephew

Susan Gilchrist / Ayesha Bharmal	+44 (0) 20 7404 5959
Brunswick

Notes

1.	Unless otherwise specified as ‘reported’ all revenue growth throughout this document is ‘underlying’ after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2023 period.

‘Underlying revenue growth’ reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the ‘constant currency exchange effect’ and the ‘acquisitions and disposals effect’, described below. See Other Information on pages 33 to 37 for a reconciliation of underlying revenue growth to reported revenue growth.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior year revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

The ‘acquisitions and disposals effect’ is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.

2.	Certain items included in ‘trading results’, such as trading profit, trading profit margin, tax rate on trading results, trading cash flow, trading profit to cash conversion ratio, EPSA and underlying growth are non-IFRS financial measures. The non-IFRS financial measures reported in this announcement are explained in Other Information on pages 33 to 37 and are reconciled to the most directly comparable financial measures prepared in accordance with IFRS. Reported results represent IFRS financial measures as shown in the Condensed Consolidated Interim Financial Statements.

Smith+Nephew Second Quarter Trading and First Half 2024 Results

Stepping up performance and meeting our commitments

Smith+Nephew delivered second quarter revenue of $1,441 million (Q2 2023: $1,379 million), up 5.6% on an underlying basis. On a reported basis, revenue growth was 4.6%, including a translational foreign exchange headwind of -100bps. Our second quarter trading performance improved from the first quarter, as expected, with positive growth across all three business units.

First half revenue was $2,827 million (H1 2023: $2,734 million), up 4.3% on an underlying basis, and 3.4% on a reported basis including a translational foreign exchange headwind of -90bps.

Trading profit for the first half was up 12.8% on a reported basis to $471 million
(H1 2023: $417 million). The trading profit margin expansion to 16.7% (H1 2023: 15.3%) was around the top end of our guided range, driven by positive operating leverage and 12-Point Plan productivity improvements. The operating profit was $328 million (H1 2023: $275 million). Cash generated from operations was $368 million (H1 2023: $215 million) and trading cash flow increased to $284 million (H1 2023: $110 million), with 60% trading cash conversion (H1 2023: 26%). This is a significant improvement on the prior year, and trading cash conversion is expected to return to historical levels of around 85% for the full year.

12-Point Plan driving improved performance

In 2022, we announced our 12-Point Plan to fundamentally change the way we operate and transform business performance. We continue to make significant progress across our workstreams, which is translating into improved financial performance, with more benefits expected to come through in the second half of 2024 and beyond.

The first area of focus for the 12-Point Plan is fixing Orthopaedics, to regain momentum across hip and knee implants, robotics and trauma, and win share with our differentiated technology.

Progress has been made in the key areas that had been holding back performance. We had dramatically improved implant availability by the end of 2023 and, by the end of the second quarter of 2024, instrument set availability as well. Both were far below industry standards at the start of the 12-Point Plan, and are now at or above target levels. We are confident that we are on the right path to reduce Days Sales of Inventory (DSI), and after an initial build-up of inventory to support product launches in the early part of 2024, we were starting to see DSI reduce as we exited the first half.

In terms of commercial execution, we have turned around our Trauma business, which is now a significant growth driver built upon our new EVOS◊ Plating System, and we have entered a high growth category in Orthopaedics with the launch of the AETOS Shoulder System. We have strengthened our position in robotics, growing the installed base, including a record quarter of US sales in the second quarter across a wide customer base, including academic medical centres and Ambulatory Surgery Centers (ASCs). We have also made significant progress simplifying our portfolio, with a third of our global hip and knee brands now phased out.

As a result of the 12-Point Plan, we are now delivering higher growth from our Orthopaedics business unit, driven by reconstruction outside of the US, robotics and Trauma.

The improvement has been slower to come through in the US but there are encouraging signs of progress. The new leadership, appointed at the end of the first quarter, has proven US commercial turnaround experience. Customer service and satisfaction have improved, new growth-orientated incentive plans have been rolled out and employee turnover has returned to low-levels. Important key product launches have been delivered, including ten new features on our CORI Surgical System since 2022. We are confident that this last remaining underperforming area of the business, representing around 15% of the Group as a whole, is set to deliver an improving performance through the second half of 2024.

The second area of focus for the 12-Point Plan is improving productivity, to support trading profit margin expansion.

Since the start of the plan, we have driven portfolio pricing and made significant procurement savings to help mitigate cost inflation. Our manufacturing optimisation workstream is progressing, with the benefits from network simplification and cost and asset efficiencies expected to support our mid-term margin improvement targets. Our drive to reduce conversion cost, which is total direct and indirect cost to convert raw materials into finished goods as a percentage of sales, is ahead of target. From a network perspective we are reducing excess capacity, having announced the closure of four smaller orthopaedics facilities.

Our progress across these workstreams has been solid, contributing around 160bps to our 2023 full year trading profit margin and around 190bps to the 2024 first half trading profit margin, offsetting significant margin headwinds including from inflation and China VBP.

We continue to seek opportunities to make our business more efficient, offsetting ongoing margin headwinds such as persistent inflation, foreign exchange movements and China VBP. Building on the existing work of the 12-Point Plan, we have identified further saving opportunities. Including the initial $200 million of 12-Point Plan savings announced in 2023, total saving opportunities are now between $325 million and $375 million, phased from 2023 through to 2027. These savings are across all areas of our business, from manufacturing and procurement to warehouse and distribution, to business support and sales and marketing. There are over 40 initiatives, across seven workstreams, embedded into our future plans. These savings initiatives will contribute to delivering our commitment to expanding our trading profit margin in 2024 and 2025.

The third and final area of focus for the 12-Point Plan is further accelerating growth in our already well-performing Advanced Wound Management and Sports Medicine & ENT business units. These businesses, which together represent around 60% of Group revenue, have multi-year track records of market out-performance.

Through the 12-Point Plan we have brought additional resource to support expansion of our Negative Pressure Wound Therapy business, and delivered a major new platform in RENASYS◊ EDGE.

We have also accelerated cross-business unit deals between our Orthopaedics and Sports Medicine businesses. Under the 12-Point Plan we have developed a coordinated approach overseen by a dedicated strategic sales team targeting ASCs. The pace of cross division deals has more than trebled since 2022, and the total number of deals closed in the first half was ahead of our target.

In July we announced an exclusive partnership with Healthcare Outcomes Performance Company (HOPCo), a leader in musculoskeletal (MSK) value-based care and outcomes management to support ASC customers across our Orthopaedic and Sports Medicine businesses with digital health and AI-powered analytics platforms. Planned integration with intraoperative data from our CORI Surgical System will provide surgeons and healthcare providers with enhanced analytics enabling personalised surgical planning, intra-operative decision-making, and PROMS tracking and optimisation.

Improving organisational effectiveness

In 2023, we reorganised our global commercial operating model around our three business units of Orthopaedics, Sports Medicine & ENT, and Advanced Wound Management in order to drive more agile decision making and greater accountability. We have started to see the benefits of this move.

Annual central corporate costs in 2023, covering Finance, IT, Human Resources, Global Business Services and Legal (as well as other central departments), were $403 million. Following the reorganisation, from the second half of 2024 central costs directly attributable to business units will be directly allocated to each business unit, with the objective of driving greater business unit accountability and efficiency. A small proportion of the corporate costs will continue to be held centrally, reflecting the centralised infrastructure required to support the Group and run a public limited company.

Sustaining our high cadence of innovation

Our investment in innovation is another major driver of our sustained higher revenue growth. In 2023 almost half of our growth came from products launched in the last five years. In the first half of 2024 we continued to expand our portfolio with major new platforms and product enhancements that address unmet clinical needs and support our higher growth ambitions.

In Orthopaedics, we continued to expand our portfolio, including new implant systems for hips and shoulder, and building out our robotics-assisted CORI Surgical System.

We announced 510(k) clearance for the CATALYSTEM Primary Hip System. The system is designed to address the evolving demands of primary hip surgery including the increased adoption of anterior approach procedures and the expanding role of ASCs. Commercial launch is scheduled for the second half of 2024.

We announced new CORIOGRAPH◊ Pre-Operative Planning and Modeling Services, making CORI the only orthopaedic robotic-assisted system to offer either intraoperative image-free or image-based registration for knee implants, enabling the surgeon to choose whether or not to perform a pre-operative MRI scan. This is one of a number of distinct features for CORI, including supporting revision knee procedures and offering both burr and saw cutting options.

We moved to full commercial launch of the AETOS Shoulder System in the US, and announced 510(k) clearance for its use with ATLASPLAN◊ 3D Planning Software and Patient Specific Instrumentation for total shoulder arthroplasty. AETOS will enable Smith+Nephew to compete effectively in the $1.7 billion shoulder market, which, at around 9% CAGR, is one of the fastest growing segments in Orthopaedics.

In Sports Medicine, we completed the acquisition of CartiHeal, the developer of the CARTIHEAL AGILI-C◊ Cartilage Repair Implant, a novel sports medicine technology for cartilage regeneration in the knee. The integration of the CARTIHEAL AGILI-C business is on track, including progress across sales force training, medical education and reimbursement.

We continue to invest behind our Arthroscopic Enabling Technology. During the second quarter we introduced the INTELLIO◊ SHIFT System, which combines our leading COBLATION◊ and DYONICS◊ resection technologies into a single controller and a multifunctional foot pedal, simplifying the operating room experience for surgeons. We also launched an updated INTELLIO cart, updated software for the INTELLIO Tablet, which serves as both a control device and image storage for the INTELLIO Tower, and introduced the EVO◊ 4K Image Management System.

In ENT, we launched the ARIS◊ COBLATION Turbinate Reduction Wand. This utilises Smith+Nephew’s advanced COBLATION Plasma Technology to provide a minimally invasive way to reduce hypertrophic turbinates, a condition that requires 350,000 procedures per annum in the US.

In Advanced Wound Management, we launched the RENASYS EDGE Negative Pressure Wound Therapy System. This is designed to reduce inefficiency and complexity and features an improved user interface for enhanced intuitiveness and simplicity and a durable pump built to offer virtually maintenance-free use. The launch commenced in the US and will be expanded to Europe in the second half.

We also continued our high cadence of incremental innovation in skin substitutes, with the launch of GRAFIX◊ PLUS in the second quarter, an easier-to-handle new version in our lead product family, targeting the growing post-acute market.

Second quarter 2024 trading update

Our second quarter revenue was $1,441 million (Q2 2023: $1,379 million), up 5.6% year-on-year on an underlying basis. On a reported basis this represented growth of 4.6%, including a translational -100bps headwind from foreign exchange (primarily due to the strength of the US Dollar). The second quarter comprised 64 trading days, one more than the equivalent period in 2023.

Consolidated revenue analysis for the second quarter

	29 June	1 July	Reported	Underlying	Acquisitions	Currency
	2024	2023	growth	growth(i)	/disposals	impact
Consolidated revenue by business unit by product	$m	$m	%	%	%	%
Orthopaedics	581	554	4.9	5.8	-	(0.9)
Knee Implants	240	238	1.0	2.1	-	(1.1)
Hip Implants	156	152	2.8	4.0	-	(1.2)
Other Reconstruction(ii)	32	27	17.1	17.8	-	(0.7)
Trauma & Extremities	153	137	11.4	11.8	-	(0.4)

Sports Medicine & ENT	448	422	6.3	7.6	-	(1.3)
Sports Medicine Joint Repair	239	229	4.7	6.0	-	(1.3)
Arthroscopic Enabling Technologies	155	145	7.3	8.7	-	(1.4)
ENT (Ear, Nose and Throat)	54	48	10.8	11.6	-	(0.8)

Advanced Wound Management	412	403	2.3	3.3	-	(1.0)
Advanced Wound Care	183	181	1.6	3.0	-	(1.4)
Advanced Wound Bioactives	139	138	0.7	0.7	-	-
Advanced Wound Devices	90	84	6.6	8.0	-	(1.4)

Total	1,441	1,379	4.6	5.6	-	(1.0)

Consolidated revenue by geography
US	760	734	3.6	3.6	-	-
Other Established Markets(iii)	421	403	4.4	6.9	-	(2.5)
Total Established Markets	1,181	1,137	3.9	4.8	-	(0.9)
Emerging Markets	260	242	7.6	9.5	-	(1.9)
Total	1,441	1,379	4.6	5.6	-	(1.0)
(i)	Underlying growth is defined in Note 1 on page 3
(ii)	Other Reconstruction includes robotics capital sales, our joint reconstruction business and cement
(iii)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

Orthopaedics

Revenue from our Orthopaedics business unit was up 5.8% (4.9% reported) in the second quarter, driven by our actions to improve operational performance.

Knee Implants grew 2.1% (1.0% reported) and Hip Implants grew 4.0% underlying (2.8% reported).

In Knee Implants, growth was driven by our cementless, revision and partial knee systems and Hip growth was led by our POLAR3◊ Total Hip Solution and R3◊ Acetabular System.

We continue to deliver strong growth outside of the US across both segments, even against tougher comparative periods, with underlying growth of 6.6% in Knee Implants and 7.7% in Hip Implants in the second quarter. In the US, Knees declined

-1.7% while Hips returned to growth, up 1.0%. As stated above, we have made good progress with the remaining operational and commercial challenges in the US and expect performance to improve through the second half of the year.

Other Reconstruction revenue growth was 17.8% (17.1% reported), led by the strongest quarter of US sales yet from our robotics-assisted CORI Surgical System, including into both academic medical centres and ASCs.

Trauma & Extremities revenue growth was 11.8% (11.4% reported), with double-digit growth in the US led by the EVOS Plating System. The launch of the new AETOS Shoulder System is progressing well.

Sports Medicine & ENT

Sports Medicine & ENT delivered revenue growth of 7.6% (6.3% reported). Excluding China, Sports Medicine & ENT grew 11.0% on an underlying basis (9.9% reported). Here the sector faces a headwind from the Volume Based Procurement (VBP) programme in China, which commenced in May 2024, with 29 of 31 Provinces having implemented by quarter end. We expect the VBP headwind to persist throughout the second half of the year.

Sports Medicine Joint Repair revenue was up 6.0% (4.7% reported) with good growth across our knee repair portfolio and strong double-digit growth from our REGENETEN◊ Bioinductive Implant. Excluding China, Sports Medicine Joint Repair grew 11.8% underlying (10.7% reported).

Arthroscopic Enabling Technologies revenue grew 8.7% (7.3% reported), driven by our WEREWOLF◊ FASTSEAL COBLATION system fluid management, and better video capital sales on improved third-party supply, as expected.

ENT revenue was up 11.6% (10.8% reported), reflecting strong tonsil and adenoid procedure volumes.

Advanced Wound Management

Advanced Wound Management revenue growth was 3.3% (2.3% reported).

Advanced Wound Care revenue was up 3.0% (1.6% reported), including good growth from our foams and infection management portfolios and a strong quarter in the Middle East and Emerging Markets.

Advanced Wound Bioactives revenue was up 0.7% (0.7% reported). Growth came from a sequential recovery in SANTYL◊, along with a more normalised prior year comparator. As previously stated, quarter-to-quarter variability has been a long-term feature of SANTYL, and we expect further improvement for the rest of the year. Offsetting SANTYL was a slower second quarter for skin substitute product GRAFIX, ahead of the launch of GRAFIX PLUS.

Advanced Wound Devices revenue was up 8.0% (6.6% reported), led by strong growth from our single-use PICO◊ Negative Pressure Wound Therapy System, LEAF◊ Patient Monitoring System and VERSAJET◊ Hydrosurgery System.

Growth by Region

Revenue growth in our Established Markets was up 4.8% (3.9% reported). Within this, the US delivered 3.6% revenue growth (3.6% reported) and Other Established Markets 6.9% revenue growth (4.4% reported). Emerging Markets revenue was up 9.5% (7.6% reported), with strong double-digit growth across the Middle East, India and Latin America.

First Half 2024 Consolidated Analysis

Smith+Nephew results for the first half ended 29 June 2024:

	Half year	Half year	Reported
	2024	2023	growth
	$m	$m	%
Revenue	2,827	2,734	3.4
Operating profit	328	275	19.5
Acquisition and disposal related items	-	(17)
Restructuring and rationalisation costs	62	46
Amortisation and impairment of acquisition intangibles	87	102
Legal and other	(6)	11
Trading profit(i)	471	417	12.8
	¢	¢
Earnings per share ('EPS')	24.5	19.7
Acquisition and disposal related items	0.2	0.1
Restructuring and rationalisation costs	5.8	4.6
Amortisation and impairment of acquisition intangibles	7.8	9.1
Legal and other	(0.7)	1.4
Adjusted Earnings per share ('EPSA')(i)	37.6	34.9	7.7

(i)	See Other Information on pages 33 to 37

First Half 2024 Analysis

Our first half revenue was $2,827 million (H1 2023: $2,734 million), up 4.3% on an underlying basis and up 3.4% on a reported basis, including a translational foreign exchange headwind of -90bps. The first half comprised 127 trading days, in line with the equivalent period in 2023.

Operating profit was $328 million (H1 2023: $275 million) after acquisition and disposal related items, restructuring and rationalisation costs, amortisation and impairment of acquisition intangibles and legal and other items incurred in the first half (see Other Information on pages 33 to 37).

Trading profit for the first half was up 12.8% on a reported basis to $471 million (H1 2023: $417 million). The trading profit margin strengthened by 140bps to 16.7% (H1 2023: 15.3%), driven by positive operating leverage from revenue growth and productivity improvements and cost saving initiatives from the 12-Point Plan which more than offset headwinds from continuing inflation, China VBP within Sports Medicine Joint Repair, transactional foreign exchange and the acquisition of CartiHeal (see Note 2 to the Interim Financial Statements for global business unit trading profit).

Restructuring costs related to the efficiency and productivity work underway across the Group totalled $62 million (see Note 2 to the Interim Financial Statements). Going

forward, and beyond the guided total restructuring costs of around $275 million associated with the 12-Point Plan, restructuring costs are anticipated to be significantly lower.

The business is increasingly focused on cash and working capital improvement. Cash generated from operations was $368 million (H1 2023: $215 million) and trading cash flow was $284 million (H1 2023: $110 million), with the year on year increase primarily driven by favourable working capital movement (see Other Information on pages 33 to 37 for a reconciliation between cash generated from operations and trading cash flow). The trading profit to cash conversion ratio was 60% in the first half, significantly better than the prior year period (H1 2023: 26%), and is expected to return to historical levels of around 85% for the full year due to the expected continued improvement in working capital. Free cash flow of $39 million (H1 2023: outflow of $82m) reflects the better trading cash conversion, partially offset by restructuring costs related to the 12-Point Plan.

Of particular focus is our work on inventory. After an initial build-up of inventory to support product launches in the early part of the year, we are starting to see DSI across Orthopaedics and Advanced Wound Management reduce, and stabilise in Sports Medicine & ENT. In particular, our overall ‘Inventory Health’ is improving, with a significant reduction in the number of units of slow-moving SKUs in Orthopaedics, by around 9% since the start of 2024. Our improved Sales, Inventory and Operations Planning process, introduced in 2023 as part of the 12-Point Plan, has been an important enabler of this reduction.

There remains a significant amount of work to do to reduce inventory levels and given this and the relatively slow churn of some products, reduction in absolute inventory levels will take time. Nonetheless, we expect to see a material reduction in our DSI by 10-15% by year-end, with absolute inventory levels being slightly down year-on-year.

The net interest charge within reported results was $61 million (H1 2023: $44 million), with the change due to an increase in net debt year on year and an increase in the overall weighted average interest rate given the prevailing higher rate environment. The Group’s net debt, including lease liabilities, increased from $2,776 million at 31 December 2023 to $3,086 million at 29 June 2024 mainly due to the CartiHeal acquisition of around $180 million and payment of the final dividend ($202 million), partially netted off by free cash flow generated of $39 million (see Note 6 to the Interim Financial Statements), with committed facilities of $4.5 billion. The net debt to adjusted EBITDA ratio at the half year was 2.2x. We expect this ratio to be around 2.0x at year-end.

Our reported tax for the period ended 29 June 2024 was a charge of $39 million (H1 2023: $39 million). The first half tax rate on trading results of 17.8% (H1 2023: 17.4%) was calculated using full year projections, applied to trading profits for the first half and includes non-recurring tax credits arising in this period. The applicable rate of corporate income tax has been applied to the actual non-trading items in the period on an item-by-item basis. See Note 3 to the Interim Financial Statements and Other Information on pages 33 to 37 for further details on taxation.

Basic earnings per share (‘EPS’) was 24.5¢ (49.0¢ per ADS) (H1 2023: 19.7¢ per share). Adjusted earnings per share (‘EPSA’) was 37.6¢ (75.2¢ per ADS) (H1 2023: 34.9¢ per share).

Interim Dividend

The interim dividend is 14.4¢ per share (28.8¢ per ADS), in line with 2023. This dividend is payable on 8 November 2024 to shareholders whose names appear on the register at the close of business on 4 October 2024 (see Note 4 to the Interim Financial Statements for further detail).

Capital Allocation Framework

Reflecting the progress made under the 12-Point Plan and the improving outlook for the Group, we are today announcing an updated Capital Allocation Framework, which we use to prioritise the use of cash and inform our investment decisions.

Our first priority remains investing in the business to drive organic growth and meet our sustainability targets.

There is increasing visibility and focus on improving our Return on Invested Capital (ROIC) at the business unit level through allocation of central costs and our drive to improve working capital. In particular, there is an opportunity to improve ROIC for our Orthopaedics business unit, hence improving ROIC at a Group level. We anticipate improved returns year-on-year at the end of 2024, with more to come in 2025 and beyond. We will continue to prioritise investment in those areas where we expect to see the highest incremental returns on invested capital.

The second priority is also unchanged, and is to invest in acquisitions, targeting new technologies in high growth segments with strong strategic fit that meet our financial criteria.

Our first two priorities will ensure continued investment in innovation and sustained higher revenue growth.

The third priority is to maintain an optimal balance sheet and appropriate dividend. Here we will continue to target investment grade credit ratings. We are updating our target leverage ratio to around 2x net debt to adjusted EBITDA (previously 2.0x to 2.5x). We have a progressive dividend policy and from 2025 onwards we expect a payout of around 35% to 40% of EPSA. The interim payment will be 40% of the prior full year. We expect the 2024 total dividend to be flat year-on-year.

Our final priority remains to return any surplus capital to shareholders, via a share buyback subject to the above balance sheet metrics.

Outlook

Our guidance for 2024 is unchanged.

For revenue, we expect to deliver another year of strong growth in the range of 5.0% to 6.0% underlying. On a reported basis the guidance equates to a range of around 4.4% to 5.4% based on exchange rates prevailing on 26 July 2024.

We expect higher revenue growth in the second half than the first. Within this, we expect a stronger second half from Orthopaedics, underpinned by an improvement in US Hip and Knee Implants. We expect Sports Medicine to continue to deliver strong growth outside of China, with VBP remaining a headwind. ENT growth will reflect a strong H2 2023 comparator. We expect an improvement in Advanced Wound Management with further growth recovery from Advanced Wound Bioactives. In terms of phasing, there are two additional trading days in the fourth quarter over the same prior year period, albeit we expect the impact of these additional days to be less than proportionate given their timing.

We expect to expand our trading profit margin to at least 18.0%. Within this, headwinds include continuing inflation, a -70bps impact from China VBP within Sports Medicine Joint Repair, and around -50bps from foreign exchange, plus a small impact from the acquisition of CartiHeal. We expect to more than offset these headwinds through positive operating leverage from revenue growth and productivity improvements and cost saving initiatives from the 12-Point Plan.

As in prior years, we expect the trading profit margin to be higher in the second half than in the first half, although with a less marked step up than in 2023.

The tax rate on trading results for 2024 is forecast to be in the range of 19% to 20%, subject to any material changes to tax law or other one-off items.

Midterm targets

Our midterm targets are unchanged. The Group is focused on delivering underlying revenue growth of consistently 5%+ and expanding our trading profit margin.

We continue to target at least 20% trading profit margin in 2025. While headwinds such as persistent inflation, foreign exchange movements and China VBP in Sports Medicine Joint Repair make that a demanding target, we do expect to see an increasing impact from the 12-Point Plan, including the benefits of our manufacturing optimisation programme and other productivity improvements, which are expected to flow through in 2025.

Forward calendar

The Q3 Trading Report will be released on 31 October 2024.

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business focused on the repair, regeneration and replacement of soft and hard tissue. We exist to restore people’s bodies and their self-belief by using technology to take the limits off living. We call this purpose ‘Life Unlimited’. Our 18,000 employees deliver this mission every day, making a difference to patients’ lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global business units of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management.

Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $5.5 billion in 2023. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms ‘Group’ and ‘Smith+Nephew’ are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on X, LinkedIn, Instagram or Facebook.

Forward-looking statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading profit margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: conflicts in Europe and the Middle East, economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal and financial compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and disposals, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; relationships with healthcare professionals; reliance on information technology and cybersecurity; disruptions due to natural disasters, weather and climate change related events; changes in customer and other stakeholder sustainability expectations; changes in taxation regulations; effects of foreign exchange volatility; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, which is available on the SEC’s website at www. sec.gov, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered in US Patent and Trademark Office.

Consolidated revenue analysis for the first half

	29 June	1 July	Reported	Underlying	Acquisitions	Currency
	2024	2023	growth	Growth(i)	/disposals	impact
Consolidated revenue by business unit by product	$m	$m	%	%	%	%
Orthopaedics	1,149	1,102	4.2	5.1	-	(0.9)
Knee Implants	480	475	1.0	1.9	-	(0.9)
Hip Implants	311	303	2.4	3.7	-	(1.3)
Other Reconstruction(ii)	59	51	17.2	17.9	-	(0.7)
Trauma & Extremities	299	273	9.4	9.8	-	(0.4)

Sports Medicine & ENT	888	843	5.4	6.5	-	(1.1)
Sports Medicine Joint Repair	483	457	5.8	6.9	-	(1.1)
Arthroscopic Enabling Technologies	304	293	3.6	4.8	-	(1.2)
ENT (Ear, Nose and Throat)	101	93	9.4	10.4	-	(1.0)

Advanced Wound Management	790	789	0.1	0.7	-	(0.6)
Advanced Wound Care	357	356	0.3	1.3	-	(1.0)
Advanced Wound Bioactives	262	274	(4.5)	(4.5)	-	-
Advanced Wound Devices	171	159	7.3	8.3	-	(1.0)

Total	2,827	2,734	3.4	4.3	-	(0.9)

Consolidated revenue by geography
US	1,493	1,471	1.5	1.5	-	-
Other Established Markets(iii)	841	807	4.2	5.8	-	(1.6)
Total Established Markets	2,334	2,278	2.5	3.0	-	(0.5)
Emerging Markets	493	456	8.0	10.5	-	(2.5)
Total	2,827	2,734	3.4	4.3	-	(0.9)
(i)	Underlying growth is defined in Note 1 on page 3
(ii)	Other Reconstruction includes robotics capital sales, our joint reconstruction business and cement
(iii)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

2024 HALF YEAR CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Unaudited Group Income Statement for the Half Year ended 29 June 2024

		Half year	Half year
		2024	2023
	Notes	$m	$m
Revenue	2	2,827	2,734
Cost of goods sold		(853)	(836)
Gross profit		1,974	1,898
Selling, general and administrative expenses		(1,509)	(1,457)
Research and development expenses		(137)	(166)
Operating profit	2	328	275
Interest income		9	18
Interest expense		(70)	(62)
Other finance costs		(12)	-
Share of results of associates		(2)	(20)
Profit before taxation		253	211
Taxation	3	(39)	(39)
Attributable profitA		214	172
Earnings per shareA
Basic		24.5	19.7
Diluted		24.5	19.7

Unaudited Group Statement of Comprehensive Income for the Half Year ended 29 June 2024

	Half year	Half year
	2024	2023
	$m	$m
Attributable profitA	214	172
Other comprehensive income
Items that will not be reclassified to income statement
Remeasurement of net retirement benefit obligations	9	(61)
Taxation on other comprehensive income	(2)	17
Total items that will not be reclassified to income statement	7	(44)

Items that may be reclassified subsequently to income statement
Cash flow hedges - forward exchange contracts
Gains arising in the period	33	27
Gains reclassified to income statement in the period	(18)	(15)
Exchange differences on translation of foreign operations	(82)	27
Net investment hedge	17	(11)
Taxation on other comprehensive income	(2)	(2)
Total items that may be reclassified subsequently to income statement	(52)	26
Other comprehensive loss for the period, net of taxation	(45)	(18)
Total comprehensive income for the periodA	169	154

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

Unaudited Group Balance Sheet as at 29 June 2024

		29 June	31 December	1 July
		2024	2023	2023
	Notes	$m	$m	$m
ASSETS
Non-current assets
Property, plant and equipment		1,441	1,470	1,421
Goodwill		3,104	2,992	3,049
Intangible assets		1,112	1,110	1,180
Investments		9	8	8
Investment in associates		15	16	27
Other non-current assets		17	18	9
Retirement benefit assets		67	69	84
Deferred tax assets		319	274	188
		6,084	5,957	5,966
Current assets
Inventories		2,491	2,395	2,411
Trade and other receivables		1,355	1,300	1,269
Current tax receivable		44	33	8
Cash at bank	6	568	302	190
		4,458	4,030	3,878
TOTAL ASSETS		10,542	9,987	9,844

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital		175	175	175
Share premium		615	615	615
Capital redemption reserve		20	20	20
Treasury shares		(82)	(94)	(107)
Other reserves		(457)	(405)	(433)
Retained earnings		4,934	4,906	4,963
Total equity		5,205	5,217	5,233

Non-current liabilities
Long-term borrowings and lease liabilities	6	3,275	2,319	2,633
Retirement benefit obligations		82	88	67
Other payables		96	35	49
Provisions		71	48	88
Deferred tax liabilities		36	9	7
		3,560	2,499	2,844

Current liabilities
Bank overdrafts, borrowings and lease liabilities	6	380	765	407
Trade and other payables		1,024	1,055	955
Provisions		152	233	219
Current tax payable		221	218	186
		1,777	2,271	1,767
Total liabilities		5,337	4,770	4,611
TOTAL EQUITY AND LIABILITIES		10,542	9,987	9,844

Unaudited Group Cash Flow Statement for the Half Year ended 29 June 2024

	Half year	Half year
	2024	2023
	$m	$m
Cash flows from operating activities
Profit before taxation	253	211
Net interest expense	61	44
Depreciation, amortisation and impairment	273	286
Loss on disposal of property, plant and equipment and software	6	11
Share-based payments expense (equity-settled)	20	19
Share of results of associates	2	20
Net movement in post-retirement obligations	7	(3)
Increase in inventories	(119)	(204)
(Increase)/decrease in trade and other receivables	(44)	3
Decrease in trade and other payables and provisions	(91)	(172)
Cash generated from operations	368	215
Interest received	6	6
Interest paid	(65)	(45)
Income taxes paid	(71)	(63)
Net cash inflow from operating activities	238	113

Cash flows from investing activities
Acquisitions, net of cash acquired	(186)	(15)
Capital expenditure	(172)	(167)
Purchase of investments	(1)	-
Investment in associates	(1)	-
Net cash used in investing activities	(360)	(182)
Net cash outflow before financing activities	(122)	(69)

Cash flows from financing activities
Payment of capital element of lease liabilities	(27)	(28)
Proceeds from borrowings due within one year	-	146
Settlement of borrowings due within one year	(400)	-
Proceeds from borrowings due after one year	1,000	-
Proceeds from own shares	1	1
Settlement of currency swaps	-	(4)
Equity dividends paid	(202)	(201)
Net cash inflow/(outflow) from financing activities	372	(86)

Net increase/(decrease) in cash and cash equivalents	250	(155)
Cash and cash equivalents at beginning of year	300	344
Exchange adjustments	(5)	(6)
Cash and cash equivalents at end of periodB	545	183

B	Cash and cash equivalents at the end of the period are net of overdrafts of $23m (1 July 2023: $7m).

Unaudited Group Statement of Changes in Equity for the Half Year ended 29 June 2024

			Capital
	Share	Share	redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reservesC	earningsD	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2024	175	615	20	(94)	(405)	4,906	5,217
Attributable profitA	-	-	-	-	-	214	214
Other comprehensive incomeA	-	-	-	-	(52)	7	(45)
Equity dividends paid	-	-	-	-	-	(202)	(202)
Share-based payments recognised	-	-	-	-	-	20	20
Cost of shares transferred to beneficiaries	-	-	-	12	-	(11)	1
At 29 June 2024	175	615	20	(82)	(457)	4,934	5,205

			Capital
	Share	Share	redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reservesC	earningsD	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2023	175	615	20	(118)	(459)	5,026	5,259
Attributable profitA	-	-	-	-	-	172	172
Other comprehensive incomeA	-	-	-	-	26	(44)	(18)
Equity dividends paid	-	-	-	-	-	(201)	(201)
Share-based payments recognised	-	-	-	-	-	19	19
Taxation on share-based payments	-	-	-	-	-	1	1
Cost of shares transferred to beneficiaries	-	-	-	11	-	(10)	1
At 1 July 2023	175	615	20	(107)	(433)	4,963	5,233

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.
C	Other reserves comprises gains and losses on cash flow hedges, net investment hedges, foreign exchange differences on translation of foreign operations and net changes on fair value of trade investments. The cumulative translation loss within Other reserves at 29 June 2024 was $395m (1 January 2024: $313m, 1 July 2023: $360m). Net investment hedge reserve at 29 June 2024 was $66m deficit (1 January 2024: $83m deficit, 1 July 2023: $76m deficit)
D	Within retained earnings is a capital reserve of $2,266m (1 January 2024: $2,266m, 1 July 2023: $2,266m).

Notes to the Condensed Consolidated Interim Financial Statements

1.    Basis of preparation and accounting policies

Smith & Nephew plc (the ‘Company’) is a public limited company incorporated in England and Wales. In these condensed consolidated interim financial statements (‘Interim Financial Statements’), ‘Group’ means the Company and all its subsidiaries.

These Interim Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted for use in the UK. As required by the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority, these Interim Financial Statements have been prepared applying the accounting policies and presentation that were applied in the preparation of the Company’s annual accounts for the year ended 31 December 2023 which were prepared in accordance with UK-adopted International Accounting Standards. The Group has also prepared its accounts in accordance with IFRS as issued by the International Accounting Standards Board (IASB) effective as at 31 December 2023. IFRS as adopted in the UK differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

The uncertainties as to the future impact on the financial performance and cash flows of the Group as a result of the current challenging economic environment have been considered as part of the Group’s adoption of the going concern basis for its Interim Financial Statements for the period ended 29 June 2024, in which context the Directors reviewed cash flow forecasts prepared for a period of at least 12 months from the date of approval of these Interim Financial Statements. Having carefully reviewed those forecasts, the Directors concluded that it was appropriate to adopt the going concern basis of accounting in preparing these Interim Financial Statements for the reasons set out below.

The Group’s net debt, excluding lease liabilities, at 29 June 2024 was $2,902m (see Note 6) with committed facilities of $4.5bn. The Group has $305m of private placement debt due for repayment in the second half of 2024. No debt is due for repayment in the first half of 2025. $930m of private placement debt is subject to financial covenants. The principal covenant on the private placement debt is a leverage ratio of <3.5x which is measured on a rolling 12-month basis at half year and year end. There are no financial covenants in any of the Group’s other facilities.

The Directors have considered various scenarios in assessing the impact of the economic environment on future financial performance and cash flows, with the key judgement applied being the speed and sustainability of the return to a normal volume of elective procedures in key markets, including the impact of a significant global recession, leading to lower healthcare spending across both public and private systems. Throughout these scenarios, which include a severe but plausible outcome, the Group continues to have headroom on its borrowing facilities and financial covenants. The Directors believe that the Group is well placed to manage its financing and other business risks satisfactorily and have a reasonable expectation that the Group has sufficient resources to continue in operational existence for a period of at least 12 months from the date of approval of these Interim Financial Statements period. Thus they continue to adopt the going concern basis for accounting in preparing these Interim Financial Statements.

The financial information contained in this document does not constitute statutory financial statements as defined in sections 434 and 435 of the Companies Act 2006. An unqualified opinion was issued that did not contain a statement under section 498 of the Companies Act 2006 on the Group’s statutory financial statements for the year ended 31 December 2023. The Group’s statutory financial statements for the year ended 31 December 2023 have been delivered to the Registrar of Companies.

New accounting standards effective 2024

A number of new amendments to standards are effective from 1 January 2024 but they do not have a material effect on the Group’s financial statements.

The Group is adopting the mandatory temporary exception from the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules which took effect for the Group from 1 January 2024.

Accounting standards issued but not yet effective

A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2024 and earlier application is permitted; however, the Group has not early adopted them in preparing these Interim Financial Statements.

Critical judgements and estimates

The Group prepares its consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB and IFRS adopted in the UK, the application of which often requires judgements and estimates to be made by management when formulating the Group’s financial position and results. Under IFRS, the Directors are required to adopt those accounting policies most appropriate to the Group’s circumstances for the purpose of presenting fairly the Group’s financial position, financial performance and cash flows.

The Group’s significant accounting policies which required the most use of management’s estimation in the half year ended 29 June 2024 were: valuation of inventories; liability provisioning and impairment. The critical estimates are consistent with those reflected in the Group’s consolidated financial statements for the year ended 31 December 2023.

Climate change considerations

The impact of climate change has been considered as part of the assessment of estimates and judgements in preparing the Group accounts. The climate change scenario analyses undertaken this year in line with TCFD recommendations did not identify any material financial impact.

The following considerations were made in respect of the interim financial statements:

a.	The impact of climate change on the going concern assessment;
b.	The impact of climate change on the cash flow forecasts used in the impairment assessments of non-current assets including goodwill; and
c.	The impact of climate change on the carrying value and useful economic lives of property, plant and equipment.

2.    Business segment information

The Group’s operating structure is organised around three global business units (previously referred to as franchises) and the chief operating decision maker monitors performance, makes operating decisions and allocates resources on a global business unit basis. Accordingly, as described in Note 2 to the most recent annual report, the Group has concluded that there are three reportable segments.

Segment revenue reconciles to statutory revenue from continuing operations as follows:

	Half year	Half year
	2024	2023
	$m	$m
Segment revenue
Orthopaedics	1,149	1,102
Sports Medicine & ENT	888	843
Advanced Wound Management	790	789
Revenue from external customers	2,827	2,734

2a.  Disaggregation of revenue

The following table shows the disaggregation of Group revenue by product by business unit:

	Half year	Half year
	2024	2023
	$m	$m
Knee Implants	480	475
Hip Implants	311	303
Other Reconstruction	59	51
Trauma & Extremities	299	273
Orthopaedics	1,149	1,102
Sports Medicine Joint Repair	483	457
Arthroscopic Enabling Technologies	304	293
ENT (Ear, Nose & Throat)	101	93
Sports Medicine & ENT	888	843
Advanced Wound Care	357	356
Advanced Wound Bioactives	262	274
Advanced Wound Devices	171	159
Advanced Wound Management	790	789
Total	2,827	2,734

The following table shows the disaggregation of Group revenue by geographic market and product category. The disaggregation of revenue into the two product categories below reflects that in general the products in the Advanced Wound Management business unit are sold to wholesalers and intermediaries, while products in the other business units are sold directly to hospitals, ambulatory surgery centers and distributors. The further disaggregation of revenue by Established Markets and Emerging Markets reflects that in general our products are sold through distributors and intermediaries in the Emerging Markets while in the Established Markets, with the exception of the Advanced Wound Care and Bioactives, products are in general sold direct to hospitals and ambulatory surgery centers. The disaggregation by Established Markets and Emerging Markets also reflects their differing economic factors including volatility in growth and outlook.

	Half year 2024			Half year 2023
	Established MarketsE	Emerging Markets	Total	Established MarketsE	Emerging Markets	Total
	$m	$m	$m	$m	$m	$m
Orthopaedics, Sports Medicine & ENT	1,647	390	2,037	1,584	361	1,945
Advanced Wound Management	687	103	790	694	95	789
Total	2,334	493	2,827	2,278	456	2,734

E	Established Markets comprises US, Australia, Canada, Europe, Japan and New Zealand.

Sales are attributed to the country of destination. US revenue for the half year was $1,493m (H1 2023: $1,471m), China revenue for the half year was $112m (H1 2023: $123m) and UK revenue for the half year was $103m (H1 2023: $96m).

No individual customer comprises more than 10% of the Group’s external sales.

2b.  Trading profit by business segment

Trading profit is a trend measure which presents the profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability and the comparability of results. The Group presents this measure to assist investors in their understanding of trends. The Group has identified the following items as those to be excluded from operating profit when arriving at trading profit: acquisition and disposal related items; amortisation and impairment of acquisition intangibles; significant restructuring programmes; gains and losses arising from legal disputes; and other significant items.

Segment trading profit is reconciled to the statutory measure below:

	Half year	Half year
	2024	2023
	$m	$m
Segment profit
Orthopaedics	192	174
Sports Medicine & ENT	275	224
Advanced Wound Management	215	223
Segment trading profit	682	621
Corporate costs	(211)	(204)
Group trading profit	471	417
Acquisition and disposal related items	-	17
Restructuring and rationalisation expenses	(62)	(46)
Amortisation and impairment of acquisition intangibles	(87)	(102)
Legal and other	6	(11)
Group operating profit	328	275

Acquisition and disposal related items

For the half year ended 29 June 2024, credits related to the remeasurement of deferred and contingent consideration for prior year acquisitions were offset by costs of integration for current and prior year acquisitions.

For the half year ended 1 July 2023, credits relate to the remeasurement of deferred and contingent consideration for prior year acquisitions. These were partially offset by costs of integration for prior year acquisitions.

Restructuring and rationalisation costs

For the half year ended 29 June 2024, these costs primarily relate to the efficiency and productivity elements of the 12-Point Plan.

For the half year ended 1 July 2023, these costs primarily relate to the efficiency and productivity elements of the 12-Point Plan and the Operations and Commercial Excellence programme that was announced in February 2020.

Amortisation and impairment of acquisition intangibles

For both the half years ended 29 June 2024 and 1 July 2023, charges relate to the amortisation and impairment of intangible assets acquired in material business combinations.

Legal and other

For the half years ended 29 June 2024 and 1 July 2023, charges relate to legal expenses for ongoing metal-on-metal hip claims. For the half year ended 29 June 2024 these expenses were offset by a decrease of $12m in the provision that reflects the decrease in the present value of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims.

The charges for the half year ended 1 July 2023 were partially offset by the release of a provision for an intellectual property dispute.

The half years ended 29 June 2024 and 1 July 2023 also include costs for implementing the requirements of the EU Medical Device Regulation that was effective from May 2021 with a transition period to May 2024.

3.    Taxation

Tax rate

Our reported tax for the period ended 29 June 2024 was a charge of $39m, with an effective tax rate of 15.4% (H1 2023: $39m, effective tax rate of 18.5%).

OECD BEPS 2.0 – Pillar Two

The OECD Pillar Two GloBE Rules (Pillar Two) introduce a global minimum corporate tax rate of 15% applicable to multinational enterprise groups with global revenue over €750m. All participating OECD members are required to incorporate these rules into national legislation. The Pillar Two rules will apply to the Group for its accounting period commencing 1 January 2024. On 23 May 2023, the International Accounting Standards Board (IASB) amended IAS 12 to introduce a mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules. On 19 July 2023, the UK Endorsement Board adopted the IASB amendments to IAS 12.

The Group has performed an assessment of its potential exposure to Pillar Two income taxes based on forecast financial data and considers that the rules will result in an increase in the Group tax rate. It is estimated that the Pillar Two income tax would increase the Group tax rate by around 2% and would predominantly arise in Switzerland, Singapore and Costa Rica, countries in which the Group has significant operations. The final Pillar Two impact in 2024 will depend on factors such as revenues, costs and foreign currency exchange rate impacts by jurisdiction.

The Group is adopting the mandatory temporary exception from the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules.

The Group does not meet the threshold for application of the Pillar One transfer pricing rules.

4.    Dividends

The 2023 final dividend totaling $202m was paid on 22 May 2024. The 2024 interim dividend of 14.4 US cents per ordinary share was approved by the Board on 31 July 2024. This dividend is payable on 8 November 2024 to shareholders whose names appear on the register at the close of business on 4 October 2024. The sterling equivalent per ordinary share will be set following the record date. Shareholders may elect to receive their dividend in either Sterling or US Dollars and the last day for election will be 18 October 2024. Shareholders may participate in the dividend re-investment plan and elections must be made by 18 October 2024.

5.    Acquisitions

Half year ended 29 June 2024

On 9 January 2024, the Group completed the acquisition of 100% of the share capital of CartiHeal (2009) Ltd (CartiHeal), the developer of CARTIHEAL AGILI-C, a novel sports medicine technology for cartilage regeneration in the knee. The acquisition of this disruptive technology supports our strategy to invest behind our successful Sports Medicine & ENT business unit.

The fair value of the consideration amounted to $231m. This is comprised of contingent consideration of $49m, which represents the discounted value of $150m of consideration contingent upon the achievement of a single future financial performance milestone in the next 10 years, and initial cash consideration of $180m adjusted for cash acquired and other liabilities assumed, of which $18m was transferred in to escrow to be released in equal instalments to the seller in 12 and 18 months from completion.

The fair value of assets acquired and liabilities assumed are set out below:

CartiHeal (2009) Ltd
$m
Intangible assets - product-related and trade name	84
Inventory	1
Cash	6
Other liabilities	(2)
Trade and other payables	(1)
Net deferred tax liability	(3)
Net assets	85
Goodwill	146
Consideration	231

The goodwill represents the control premium, acquired workforce and the synergies expected from integrating CartiHeal into the Group’s existing business.

The product-related intangible assets and the trade name were valued using a relief-from-royalty methodology with the key inputs being revenue, profit and discount rate.

For half year ended 29 June 2024, the contribution from CartiHeal to the Group’s revenue and profit was immaterial.

The cash outflow from acquisitions in H1 2024 of $186m (H1 2023: $15m) comprises payments of consideration of $177m net of cash acquired (H1 2023: nil) relating to acquisitions in the current period and payments of deferred and contingent consideration of $9m relating to acquisitions completed in prior periods.

The carrying value of goodwill increased from $2,992m at 31 December 2023 to $3,104m at 29 June 2024 due to acquisition of CartiHeal, partially offset by foreign exchange movements.

Year ended 31 December 2023

No acquisitions were completed in the year ended 31 December 2023.

6.	Net debt

Net debt as at 29 June 2024 is outlined below. The repayment of lease liabilities is included in cash flows from financing activities in the cash flow statement.

	29 June	31 December	1 July
	2024	2023	2023
	$m	$m	$m
Cash at bank	568	302	190
Long-term borrowings	(3,143)	(2,175)	(2,489)
Bank overdrafts and borrowings due within one year	(328)	(710)	(357)
Net currency swap assets/(liabilities)	1	(1)	1
Net interest rate swap assets/(liabilities)	-	7	(1)
Net debt excluding lease liabilities	(2,902)	(2,577)	(2,656)
Non-current lease liabilities	(132)	(144)	(143)
Current lease liabilities	(52)	(55)	(50)
Net debt	(3,086)	(2,776)	(2,849)

The Group has $305m of private placement debt due for repayment in the second half of 2024 and no debt due for repayment in the first half of 2025.

In March 2024 the Group issued two corporate bonds: $650m (before expenses and underwriting discounts) of notes bearing an interest rate of 5.4% repayable in 2034; and $350m (before expenses and underwriting discounts) of notes bearing an interest rate of 5.15% repayable in 2027.

7a.   Financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount			Fair value
	29 June	31 December	1 July	29 June	31 December	1 July
	2024	2023	2023	2024	2023	2023	Fair value
	$m	$m	$m	$m	$m	$m	level
Financial assets at fair value
Forward foreign exchange contacts	34	25	44	34	25	44	Level 2
Investments	9	8	8	9	8	8	Level 3
Contingent consideration receivable	18	18	18	18	18	18	Level 3
Currency swaps	1	2	1	1	2	1	Level 2
Interest rate swaps	7	7	-	7	7	-	Level 2
	69	60	71	69	60	71
Financial assets not measured at fair value
Trade and other receivables	1,214	1,163	1,122
Cash at bank	568	302	190
	1,782	1,465	1,312
Total financial assets	1,851	1,525	1,383

Financial liabilities at fair value
Acquisition consideration - contingent	(78)	(32)	(50)	(78)	(32)	(50)	Level 3
Forward foreign exchange contracts	(16)	(25)	(28)	(16)	(25)	(28)	Level 2
Currency swaps	-	(3)	-	-	(3)	-	Level 2
Interest rate swaps	(7)	-	(1)	(7)	-	(1)	Level 2
	(101)	(60)	(79)	(101)	(60)	(79)
Financial liabilities not measured at fair value
Acquisition consideration - deferred	(20)	(4)	(7)
Bank overdrafts	(23)	(2)	(7)
Bank loans	-	(303)	(145)
Corporate bond not in a hedge relationship	(1,491)	(995)	(994)
Corporate bond in a hedge relationship	(1,027)	(555)	(540)
Private placement debt not in a hedge relationship	(930)	(1,030)	(1,160)
Trade and other payables	(999)	(1,026)	(918)
	(4,490)	(3,915)	(3,771)
Total financial liabilities	(4,591)	(3,975)	(3,850)

At 29 June 2024, the book value and market value of the USD corporate bonds were $1,979m and $1,813m respectively (31 December 2023: $995m and $826m), the book value and market value of the EUR corporate bond were $539m and $555m, (31 December 2023: $555m and $586m).

At 29 June 2024 the book value and fair value of the private placement debt were $930m and $857m respectively (31 December 2023: $1,030m and $959m).

There were no transfers between Levels 1, 2 and 3 during the half year ended 29 June 2024 and the year ended 31 December 2023. For cash and cash equivalents, short-term loans and receivables, overdrafts and other short-term liabilities which have a maturity of less than three months, the book values approximate the fair values because of their short-term nature. Long-term borrowings are measured in the balance sheet at amortised cost. The corporate bonds issued in October 2020, October 2022 and March 2024 are publicly listed and a market price is available. The Group’s other long-term borrowings are not quoted publicly, their fair values are estimated by discounting future contractual cash flows to net present values at the current market interest rates available to the Group for similar financial instruments as at the year end. The fair value of the private placement notes is determined using a discounted cash flow model based on prevailing market rates. The fair value of currency swaps is determined by reference to quoted market spot rates. As a result, foreign forward exchange contracts and currency swaps are classified as Level 2 within the fair value hierarchy.

The fair value of contingent acquisition consideration is estimated using a discounted cash flow model. The valuation model considers the present value of risk adjusted expected payments, discounted using a risk-free discount rate. The expected payment is determined by considering the possible scenarios, which relate to the achievement of established milestones and targets, the amount to be paid under each scenario and the probability of each scenario. As a result, contingent acquisition consideration is classified as Level 3 within the fair value hierarchy.

The fair value of investments is based upon third party pricing models for share issues. As a result, investments are considered Level 3 in the fair value hierarchy.

The movements in the half year ended 29 June 2024 and the year ended 31 December 2023 for financial instruments measured using Level 3 valuation methods are presented below:

	29 June	31 December
	2024	2023
	$m	$m
Investments
At 1 January	8	12
Additions	1	-
Fair value remeasurement	-	(4)
	9	8

Contingent consideration receivable
At 1 January	18	18
Receipts	-	-
	18	18

Contingent acquisition consideration liability
At 1 January	(32)	(78)
Arising on acquisitions	(49)	-
Payments	9	13
Remeasurements	2	33
Discount unwind	(8)	-
	(78)	(32)

7b.  Retirement benefit obligations

The discount rates applied to the future pension liabilities of the UK, Germany and Switzerland pension plans are based on the yield on bonds that have a credit rating of AA denominated in the currency in which the benefits are expected to be paid with a maturity profile approximately the same as the obligations. The UK discount rate has increased since 31 December 2023 by 60bps to 5.1% while the Germany discount rate increased since 31 December 2023 by 50bps to 3.6%. The remeasurement gain of $9m recognised in Other Comprehensive Income (OCI) was principally made up of a $9m gains on remeasurement of plan obligations in the UK, US, Germany and Switzerland.

In October 2022, US Pension Plan members were notified that Smith & Nephew Inc. (SNI) would begin the termination process for the US Plan. In December 2023, Fidelity & Guaranty Life was selected to take over responsibility for the remaining US Pension Plan obligation and administration upon termination. A premium amount of $245m was paid in cash by the US Plan on 4 January 2024 to settle the annuity purchase agreement with Fidelity & Guaranty Life. Certain active employees and terminated vested participants elected to receive a lump sum in exchange for their plan benefit of $80m. This resulted in $4m of settlement costs which were recognised in 2023, representing the difference between defined benefit obligation (DBO) and the lump sums paid to members in December 2023. A $2m credit was recorded in first half of 2024 linked to the annuity purchase contract concluded with Fidelity & Guaranty Life on 4 January 2024.

On 26 February 2024, the remaining liability of $5m was transferred to Pension Benefit Guaranty Corporation (PBGC) for a payment of $2m. A discount rate of 5.3% based on market conditions on 26 February 2024 was used to calculate the settlement impact and a further credit of $3m was recorded in first half of 2024.

8.    Exchange rates

The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were:

	Half year	Full year	Half year
	2024	2023	2023
Average rates
Sterling	1.26	1.24	1.23
Euro	1.08	1.08	1.08
Swiss Franc	1.12	1.11	1.10
Japanese Yen	0.0066	0.0071	0.0074
Period end rates
Sterling	1.27	1.27	1.27
Euro	1.07	1.10	1.09
Swiss Franc	1.11	1.19	1.11
Japanese Yen	0.0062	0.0071	0.0069

9. Contingencies

The Company and its subsidiaries are party to various legal proceedings, some of which include claims for substantial damages. The outcome of these proceedings cannot readily be foreseen, but except as described herein management believes none of them is likely to result in a material adverse effect on the financial position of the Group. The Group provides for outcomes that are deemed to be probable and can be reliably estimated. There is no assurance that losses will not exceed provisions or will not have a significant impact on the Group’s results of operations in the period in which they are realised.

10.Subsequent events

On 24 July 2024, the Group announced its intention to close the Warwick manufacturing site. The closure is expected to complete by the end of 2024 and the Group expects to incur losses amounting to approximately $75m out of which around $60m relates to impairment of goodwill and will be recorded in the second half of 2024.

11.Principal risks and uncertainties

The principal risks and uncertainties that the Group is exposed to are consistent with those as at 31 December 2023. The principal risks and uncertainties continue to be: legal and compliance; quality and regulatory; political and economic; foreign exchange; pricing and reimbursement; cybersecurity; global supply chain; mergers and acquisitions; new product innovation, design and development including intellectual property; strategy and commercial execution; and talent management. Further detail on these risks can be found in the 2023 Annual Report of the Group on pages 69-77.

Directors’ Responsibilities Statement

The Directors confirm that to the best of their knowledge:

●	this set of condensed consolidated Interim Financial Statements has been prepared in accordance with IAS 34 Interim Financial Statements as adopted for use in the UK and IAS 34 Interim Financial Statements as issued by the International Accounting Standards Board; and

●	that the interim management report herein includes a fair review of the information required by:

a.   DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

b.   DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the enterprise during that period, and any changes in the related party transactions described in the last annual report that could do so.

Rick Medlock did not submit himself for re-election as a director at the Company's annual general meeting and ceased to be a director on 30 April 2024. There have been no other changes to the Board of Directors of Smith & Nephew plc since the publication of the Smith & Nephew plc 2023 Annual Report.

By order of the Board:

Deepak Nath	Chief Executive Officer	31 July 2024
John Rogers	Chief Financial Officer	31 July 2024

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW PLC

Conclusion

We have been engaged by the company to review the condensed set of financial statements in the interim financial report for the period ended 29 June 2024 which comprises the Group Income Statement, the Group Statement of Comprehensive Income, the Group Balance Sheet, the Group Cash Flow Statement, the Group Statement of Changes in Equity and related notes 1 to 11.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim financial report for the period ended 29 June 2024 is not prepared, in all material respects, in accordance with United Kingdom adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules (“the DTR”) of the United Kingdom’s Financial Conduct Authority (“the UK FCA”).

Basis for Conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council for use in the United Kingdom (ISRE (UK) 2410). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with United Kingdom adopted international accounting standards. The condensed set of financial statements included in this interim financial report has been prepared in accordance with United Kingdom adopted International Accounting Standard 34, “Interim Financial Reporting”.

Conclusion Relating to Going Concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for Conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed.

This Conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410; however future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the directors

The directors are responsible for preparing the interim financial report in accordance with the DTR of the UK FCA.

In preparing the interim financial report, the directors are responsible for assessing the group’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditor’s Responsibilities for the review of the financial information

In reviewing the interim financial report, we are responsible for expressing to the group a conclusion on the condensed set of financial statements in the interim financial report. Our Conclusion, including our Conclusion Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report

This report is made solely to the company in accordance with ISRE (UK) 2410. Our work has been undertaken so that we might state to the company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Deloitte LLP

Statutory Auditor

London, United Kingdom

31 July 2024

Other information

Definitions of and reconciliation to measures included within adjusted “trading” results

These Interim Financial Statements include financial measures that are not prepared in accordance with IFRS. These measures, which include trading profit, trading profit margin, tax rate on trading results, EPSA, ROIC, trading cash flow, free cash flow, trading profit to trading cash conversion ratio, leverage ratio, and underlying revenue growth, exclude the effect of certain cash and non-cash items that Group management believes are not related to the underlying performance of the Group. These non-IFRS financial measures are also used by management to make operating decisions because they facilitate internal comparisons of performance to historical results.

Non-IFRS financial measures are presented in these Interim Financial Statements as the Group’s management believe that they provide investors with a means of evaluating performance of the business segments and the consolidated Group on a consistent basis, similar to the way in which the Group’s management evaluates performance, that is not otherwise apparent on an IFRS basis, given that certain non-recurring, infrequent, non-cash and other items that management does not otherwise believe are indicative of the underlying performance of the consolidated Group may not be excluded when preparing financial measures under IFRS. These non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS. These non-IFRS measures may also not be directly comparable to similarly described measures used by other companies.

Underlying revenue growth

‘Underlying revenue growth’ is used to compare the revenue in a given period to the previous period on a like-for-like basis. Underlying revenue growth reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the ‘constant currency exchange effect’ and the ‘acquisitions and disposals effect’, described below.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior year revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

The ‘acquisitions and disposals effect’ is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.

Reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, reconciles to underlying revenue growth as follows:

					Reconciling Items
	Half year	Half year	Reported	Underlying	Acquisitions	Currency
	2024	2023	growth	growth	& disposals	impact
	$m	$m	%	%	%	%
Segment revenue
Orthopaedics	1,149	1,102	4.2	5.1	-	(0.9)
Sports Medicine & ENT	888	843	5.4	6.5	-	(1.1)
Advanced Wound Management	790	789	0.1	0.7	-	(0.6)
Revenue from external customers	2,827	2,734	3.4	4.3	-	(0.9)

Trading profit, trading profit margin, trading cash flow and trading profit to cash conversion ratio

Trading profit, trading profit margin (trading profit expressed as a percentage of revenue), trading cash flow and trading profit to trading cash conversion ratio (trading cash flow expressed as a percentage of trading profit) are trend measures, which present the profitability of the Group. The adjustments made exclude the impact of specific transactions that management considers affect the Group’s short-term profitability and cash flows, and the comparability of results. The Group has identified the following items, where material, as those to be excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively: acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group’s profitability or cash flows on a short-term or one-off basis are excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow. The cash contributions to fund defined benefit pension schemes that are closed to future accrual are excluded from cash generated from operations when arriving at trading cash flow. Payment of lease liabilities is included within trading cash flow.

Adjusted earnings per ordinary share (‘EPSA’)

EPSA is a trend measure, which presents the profitability of the Group excluding the post-tax impact of specific transactions that management considers affect the Group’s short-term profitability and comparability of results. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure and is determined by adjusting attributable profit for the items that are excluded from operating profit when arriving at trading profit and items that are recognised below operating profit that affect the Group’s short-term profitability. The most directly comparable financial measure calculated in accordance with IFRS is basic earnings per ordinary share (EPS).

Compound Annual Growth Rate (‘CAGR’)

CAGR is defined as the compound annual growth rate and shows the annualised average rate of revenue growth between a number of given years, assuming growth takes place at an exponentially compounded rate.

						Cash
			Profit			generated
		Operating	before		Attributable	from	Earnings
	Revenue	profit[1]	tax[2]	Taxation[3]	profit[4]	operations[5]	per share[6]
	$m	$m	$m	$m	$m	$m	¢
Half year 2024 Reported	2,827	328	253	(39)	214	368	24.5
Acquisition and disposal related items	-	-	1	-	1	1	0.2
Restructuring and rationalisation costs	-	62	63	(13)	50	88	5.8
Amortisation and impairment of acquisition intangibles	-	87	87	(19)	68	-	7.8
Legal and other[7]	-	(6)	(5)	-	(5)	26	(0.7)
Lease liability payments	-	-			-	(27)	-
Capital expenditure	-	-			-	(172)	-
Half year 2024 Adjusted	2,827	471	399	(71)	328	284	37.6

						Cash
			Profit			generated
		Operating	before		Attributable	from	Earnings
	Revenue	profit[1]	tax[2]	Taxation[3]	profit[4]	operations[5]	per share[6]
	$m	$m	$m	$m	$m	$m	¢
Half year 2023 Reported	2,734	275	211	(39)	172	215	19.7
Acquisition and disposal related items		(17)	(8)	9	1	6	0.1
Restructuring and rationalisation costs	-	46	49	(10)	39	50	4.6
Amortisation and impairment of acquisition intangibles	-	102	102	(22)	80	-	9.1
Legal and other[7]	-	11	14	(2)	12	34	1.4
Lease liability payments	-	-	-	-	-	(28)	-
Capital expenditure	-	-	-	-	-	(167)	-
Half year 2023 Adjusted	2,734	417	368	(64)	304	110	34.9

1	Represents a reconciliation of operating profit to trading profit.
2	Represents a reconciliation of reported profit before tax to trading profit before tax.
3	Represents a reconciliation of reported tax to trading tax.
4	Represents a reconciliation of reported attributable profit to adjusted attributable profit.
5	Represents a reconciliation of cash generated from operations to trading cash flow.
6	Represents a reconciliation of basic earnings per ordinary share to adjusted earnings per ordinary share (EPSA).
7	The ongoing funding of defined benefit pension schemes that are closed to future accrual is not included in management’s definition of trading cash flow as there is no defined benefit service cost for these schemes.

Acquisition and disposal related items

For the half year ended 29 June 2024, credits related to the remeasurement of deferred and contingent consideration for prior year acquisitions were offset by costs of integration for current and prior year acquisitions.

For the half year ended 1 July 2023, credits relate to the remeasurement of deferred and contingent consideration for prior year acquisitions. These were partially offset by costs of integration for prior year acquisitions.

Adjusted profit before tax for the half year ended 29 June 2024 and 1 July 2023 additionally excludes acquisition and disposal items related to the Group’s shareholding in Bioventus.

Restructuring and rationalisation costs

For the half year ended 29 June 2024, these costs primarily relate to the efficiency and productivity elements of the 12-Point Plan.

For the half year ended 1 July 2023, these costs primarily relate to the efficiency and productivity elements of the 12-Point Plan and the Operations and Commercial Excellence programme that was announced in February 2020.

Adjusted profit before tax for the half year ended 29 June 2024 and 1 July 2023 additionally excludes restructuring costs related to the Group’s shareholding in Bioventus.

Amortisation and impairment of acquisition intangibles

For both the half years ended 29 June 2024 and 1 July 2023, charges relate to the amortisation and impairment of intangible assets acquired in material business combinations.

Legal and other

For the half years ended 29 June 2024 and 1 July 2023, charges relate to legal expenses for ongoing metal-on-metal hip claims. For the half year ended 29 June 2024 these expenses were offset by a decrease of $12m in the provision that reflects the decrease in the present value of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims.

The charges for the half year ended 1 July 2023 were partially offset by the release of a provision for an intellectual property dispute.

The half years ended 29 June 2024 and 1 July 2023 also include costs for implementing the requirements of the EU Medical Device Regulation that was effective from May 2021 with a transition period to May 2024

Free cash flow

Free cash flow is a measure of the cash generated for the Group to use after capital expenditure according to its Capital Allocation Framework, it is defined as the cash generated from operations less capital expenditure and cash flows from interest and income taxes. A reconciliation from cash generated from operations, the most comparable IFRS measure, to free cash flow is set out below:

	Half year	Half year
	2024	2023
	$m	$m
Cash generated from operations	368	215
Capital expenditure	(172)	(167)
Interest received	6	6
Interest paid	(65)	(45)
Payment of lease liabilities	(27)	(28)
Income taxes paid	(71)	(63)
Free cash flow	39	(82)

Leverage ratio

The leverage ratio is net debt including lease liabilities to adjusted EBITDA. Net debt is reconciled in Note 6. Adjusted EBITDA is defined as trading profit before depreciation and impairment of property, plant and equipment and amortisation and impairment of other intangible assets, goodwill and trade investments. The calculation of the leverage ratio is set out below:

	Half year	Full year
	2024	2023
	$m	$m
Net debt including lease liabilities	3,086	2,776

Trading profit	1,023	970
Depreciation of property, plant and equipment	310	306
Amortisation of other intangible assets, impairment of goodwill and trade investments	137	139
Impairment of property, plant and equipment	31	31
Adjustment for items already excluded from trading profit	(120)	(119)
Adjusted EBITDA[1]	1,381	1,327
Leverage ratio (x)[1]	2.2	2.1

1	Leverage ratio for half year 2024 has been calculated based on Adjusted EBITDA for the rolling 12 months ended 29 June 2024.